Exhibit 99.4




Response to Part IV Other Information (3) of Form 12b-25

     If ABH restates its financial statements for each of the first three quarters of 1998 and for each of the years ended December 31, 1997 and December 31, 1996 , the Registrant's financial statements for the above periods would require restatement. The Registrant is unable to describe or quantify the anticipated changes until it receives ABH's report on the investigation by the ABH Audit Committee and the issuance by ABH of revised consolidated financial statements. In addition, the Registrant, its counsel and the Special Committee of its Board, who is supervising the Board's consideration of the ABH accounting issues, will review these reports before revised financial statements are issued.